SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM launches the check-in by cell phone, without paper

The first check-in in Latin America without printing the boarding pass is going to be tested in the airports in the interior of the state of São Paulo

São Paulo, September 22, 2010 - TAM implemented a pilot project in the Ribeirão Preto and São José do Rio Preto airports, in São Paulo, allowing passenger to check-in without paper. The tests of the new service started yesterday September 21, exclusively in the flights from Ribeirão Preto to Congonhas (SP)*. The tests should start next week in São José do Rio Preto.

When the check-in is made in TAM website (www.tam.com.br), through the cell phone connected to internet or computer, an electronic boarding pass is created with the two-dimension bar code (2D), that can be sent by e-mail or SMS. Passenger should access the electronic boarding pass in the cell phone and present it to the airport security agent to access the boarding room. TAM employee reads the 2D code directly on the handset screen at the embarking. This service is also available to iPhone.

Through the cell phone, passenger can choose and change seat, besides insert the card number of TAM Loyalty Program or other loyalty program of a Star Alliance member to accrue points. Check-in could be made also to more than one person at the same time if they have the same booking code. Passenger should go to check-in desk just if have luggage to be checked.

 “Such measure – together with other measures such as use of biodegradable materials and ultralight containers and the biofuel research adopted by TAM - is included in the wide strategy and several initiatives in the sustainability field. This also provides a more dynamic and practical routine to our passengers. Currently, we offer the check-in by internet and now also by cell phone. In both cases, the boarding pass should not be printed anymore in Ribeirão Preto and São José do Rio Preto – an innovation for the sector. We believe in the success of this project and the implementation in new airports” explains Manoela Amaro, TAM Marketing Executive Officer.

* Valid for passengers with final destination in Congonhas airport.

About TAM: (www.tam.com.br)

We are members of the Star Alliance, and the leaders in the domestic market since 2003. We had by the end of August 2010, 42.6% of market share in domestic market and 84.0%  market share in international market. We fly to 44 cities in Brazil.  We reached 88 different destinations with the business agreements signed with regional airlines. The overseas operation comprise non-stop flights to 18 destinations in United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Assumption and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). Moreover, we maintain the codeshare agreements allowing sharing the seats in the flights of the international airlines, thus passenger could fly to other 78 destinations in USA, South America and Europe. On the other hand, Star Alliance offers flights to 1,172 airports in 181 countries. TAM is the pioneer in the loyalty program of the airline in Brazil. As of January 1st, 2010, TAM Fidelidade is managed by Multiplus Fidelidade, and currently has 7.2 million members and distributed 10.8 million air tickets by the mileage redemption.

Investors Relationship: Phone.: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ri	Press Office: Press Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Tel.: (55) (11) 3594- 0336 / 0302 / 0303 / 0304 / 0306 equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 22, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.